

September 9, 2021

Daniel J. Schuller
Chief Financial Officer
Essential Utilities, Inc.
762 W. Lancaster Avenue
Pryn Mawr, Pennsylvania 09101

> **Re: Essential Utilities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 8-K filed February 25, 2020**
> **File No. 001-06659**

Dear Mr. Schuller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 25, 2020

Exhibit 99.1, page 1

1.   We note you disclose the non-GAAP financial measures adjusted operating revenues, adjusted income, and adjusted income per common share in your press release. Within the reconciliation of these measures, you include an adjustment to provide full-year 2020 run rate of People's operating results, including additional net interest expense to show the effects of the Peoples acquisition as if this transaction closed on January 1, 2020. Please tell us how you concluded that the resulting measures do not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Division's Non-GAAP C&DIs and Rule 100 (b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation